1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sean Graber
Associate
215.963.5598
September 30, 2009
FILED AS EDGAR CORRESPONDENCE
Kevin Rupert
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
RE: Response letter to comments on Schwab Capital Trust N-14 (File No. 333-161527)
Dear Mr. Rupert:
This letter responds to our telephone conversation on August 27, 2009, during which you provided comments regarding Schwab Capital Trust’s (the “Trust”) registration statement on Form N-14, filed with the Commission on August 25, 2009 (the “Registration Statement”), related to the reorganization of the Laudus Rosenberg International Equity Fund (the “Acquired Fund” or “Laudus Fund”), a series of Laudus Trust, into the Schwab International Core Equity Fund (the “Surviving Fund” or “Schwab Fund” and, together with the Acquired Fund, the “Funds”), a series of the Trust (the “Reorganization”). Your comments and our responses to your comments are set forth below. I note that capitalized terms in this correspondence have the same meaning as in the Registration Statement.
1.	Comment: The Registration Statement indicates that there was a change in the Surviving Fund’s investment advisory fee on July 1, 2009. Please confirm that the new advisory contract and/or fee schedule(s) have been filed as exhibits to the Registration Statement.

Response: Amended Schedules A and B, dated July 1, 2009, to the Investment Advisory and Administration Agreement between the Trust and Charles Schwab Investment Management, Inc. (“CSIM”), the Surviving Fund’s investment adviser, were filed as Exhibit (6)(A)(2) of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (File No. 333-161527), which was filed with the Commission on August 31, 2009.

2.	Comment: The Registration Statement indicates that the Investor Share Class, Select Share Class and Institutional Share Class of the Surviving Fund will be combined into a single class of shares prior to the Reorganization. The Surviving Fund’s fee table is being presented as if this share class combination has already occurred. Form N-14 does not permit a fund to restate the fund’s fees and expenses to reflect increases in assets in order to reduce the expenses shown in the fee

Kevin Rupert
September 30, 2009

table.	Form N-14 only permits a fund to restate its fee table in response to contractual changes in the fund’s fees and expenses.
Response: Prior to the Reorganization, the Investor Share Class, Select Share Class and Institutional Share Class of the Surviving Fund will be combined into a single class of shares, and the Surviving Fund will no longer offer separate classes of shares. The sole remaining share class of the Surviving Fund will have the expense structure of that of the Surviving Fund’s current Institutional Shares. Accordingly, at the time of the Reorganization, the Surviving Fund will offer only one share class and shareholders of the Acquired Fund will receive shares of such share class in connection with the Reorganization, the fees and expenses of such class being the same as those charged to the Surviving Fund’s current Institutional Shares. Notification of the Surviving Fund’s share class combination has been provided to the shareholders of the Surviving Fund and publicly disseminated via a supplement to the Surviving Fund’s prospectus that included a revised fee table for the Surviving Fund (the “Surviving Fund’s Prospectus Supplement”).

In light of the foregoing, we believe providing Acquired Fund shareholders with a description of the fees and expenses of the three existing share classes of the Surviving Fund would be confusing and would not be helpful to Acquired Fund shareholders when considering the Reorganization. Rather, we believe restating the Surviving Fund’s fee table to reflect the fees and expenses of the Surviving Fund that actually will be incurred by the Acquired Fund shareholders as shareholders of the Surviving Fund provides the Acquired Fund’s shareholders with a better understanding of how the Reorganization will affect them. Accordingly, we have restated the Surviving Fund’s fee table to reflect the Surviving Fund’s share class combination as if such combination occurred on April 30, 2009, which is the Surviving Fund’s semi-annual fiscal period. This means that the figures used to calculate the combination of the Surviving Fund’s three existing share classes and the restatement of the Surviving Fund’s fee table were derived from financial statements issued and certified by the Fund, although not audited. In addition, the restatement of the Surviving Fund’s fee table did not have the effect of reducing the fees and expenses shown in the fee table in the Prospectus/Proxy Statement as compared to the Surviving Fund’s Form N-1A prospectus. In fact, the fees and expenses shown in the Surviving Fund’s fee table in the Prospectus/Proxy Statement are identical to the fees and expenses shown for the Institutional Shares of the Surviving Fund in the Surviving Fund’s Prospectus Supplement. We further believe that this approach is consistent with the requirements on Form N-14.
3.	Comment: Please specify whether the Acquired Fund’s obligation to reimburse CSIM for previously waived fees and reimbursed expenses under its current expense limitation agreement will transfer to the Surviving Fund in connection with the Reorganization. If applicable, please state in the Registration Statement that the Surviving Fund’s expense limitation agreement permits CSIM and/or Schwab to recoup previously waived fees and reimbursed expenses.

Response: The Acquired Fund’s obligation to reimburse CSIM for previously waived fees and reimbursed expenses will not transfer to the Surviving Fund in connection with the Reorganization. The Surviving Fund’s expense limitation agreement does not permit previously waived fees and reimbursed expenses to be subsequently recouped by CSIM and/or Schwab.

Kevin Rupert
September 30, 2009

4.	Comment: Please disclose that, to the extent that the Reorganization results in a reduction in the amount of fees and expenses being waived or reimbursed by CSIM, the Reorganization may be considered to benefit CSIM.

Response: We have included disclosure in the Registration Statement consistent with your request.

5.	Comment: In the section entitled “Information About the Reorganization,” if a material amount of the Acquired Fund’s portfolio will be sold as a result of the Reorganization, please disclose this fact and address the potential tax consequences of such action.

Response: We have added language to the Prospectus/Proxy Statement consistent with your request.

6.	Comment: The Schwab Fund is smaller than the Laudus Fund. Please explain in your response letter your rationale for choosing the Schwab Fund as the accounting survivor to the Reorganization.

Response: When determining which fund in a mutual fund reorganization should be treated as the accounting survivor, Commission staff guidance, as set forth in the SEC no-action letter to North American Security Trust (pub. avail. Aug. 5, 1994), indicates that funds should compare the attributes of each of the funds involved in the reorganization to determine which fund most closely resembles the surviving fund. The Commission staff has indicated that such a comparison should take into account the factors listed below, which are listed in order of their importance.
A.	Portfolio Management
The primary factor in determining the accounting survivor of a mutual fund reorganization is the portfolio management structure of the surviving fund. This is because the portfolio managers of the surviving fund are a good indicator of how the surviving fund will be managed in the future and which of its predecessors it will most likely resemble. In the present case, the surviving fund to the Reorganization will be managed by portfolio managers who are the current portfolio managers of the Schwab Fund.
B.	Portfolio Composition
Another factor in determining the accounting survivor of a mutual fund reorganization is the portfolio composition of the surviving fund. A review of the surviving fund’s portfolio composition against the historical portfolio compositions of the predecessor funds is another strong indicator of how the surviving fund will be managed. The portfolio composition of the surviving fund is expected to more closely resemble the historical portfolio composition of the Schwab Fund.
C.	Investment Objectives, Policies and Restrictions
The similarity between the surviving fund’s investment objectives, policies and restrictions and those of the predecessor funds is another factor in determining the

Kevin Rupert
September 30, 2009

accounting survivor of a mutual fund reorganization. The surviving fund to the reorganization is expected to invest its assets in accordance with the Schwab Fund’s existing investment objectives, policies and restrictions.
D.	Expense Structure and Expense Ratios
While less of a factor than the above, the expense structure, the overall expense ratios, including expense caps, and investment advisory fees are considerations when determining which predecessor fund most closely resembles the surviving fund. The surviving fund to the Reorganization will have the same investment advisory fee and the same expense cap limitation as is currently in place for the Schwab Fund. Each of the Schwab Fund and the Laudus Fund is currently operating at a different annual operating expense ratio, before waivers. The annual operating expense ratio of the surviving fund to the Reorganization, before waivers, will most closely resemble that of the Schwab Fund.
E.	Asset Size
The relative size of each predecessor fund is also considered when determining which predecessor fund most closely resembles the surviving fund. The asset size of the surviving fund to the Reorganization will most closely resemble that of the Laudus Fund because it is slightly larger than the Schwab Fund.
Analysis of Factors
Each of the first four factors above supports the designation of the Schwab Fund as the surviving entity of the Reorganization for accounting purposes. With respect to the fifth factor, the asset size of the surviving entity will most closely resemble the Laudus Fund because it is slightly larger than the Schwab Fund. However, both of the predecessor funds are relatively small (each Fund has less than $60 million in assets as of August, 2009) and the difference in the asset size between the two Funds is only $18 million. We do not believe that this small difference in asset size should outweigh the more important factors in the analysis (i.e., factors one, two, three and four), each of which supports the designation of the Schwab Fund as the accounting survivor of the Reorganization.
After careful review of the factors set forth above, the Trust has designated the Schwab Fund as the accounting survivor of the Reorganization because the Trust believes that the Schwab Fund of the Reorganization more closely resembles the Schwab Fund.
7.	Comment: Please state in your response letter whether the Surviving Fund’s prospectus will be included when mailing the Prospectus/Proxy Statement to the Acquired Fund’s shareholders and whether the fee table of the Surviving Fund included in the Surviving Fund’s prospectus will match the Surviving Fund’s fee table in the Prospectus/Proxy Statement.

Response: The prospectus for the Surviving Fund dated February 28, 2009, as supplemented April 8, 2009, May 5, 2009 and July 1, 2009, will be delivered to the Acquired Fund’s shareholders along with the Prospectus/Proxy Statement. As indicated above, the fees and expenses shown in the Surviving Fund’s fee table in the Prospectus/Proxy Statement are identical

Kevin Rupert
September 30, 2009

to the fees and expenses shown for the Institutional Shares of the Surviving Fund in the Surviving Fund’s prospectus supplement dated July 1, 2009.
8.	Comment: Please state in the Prospectus/Proxy Statement when the Surviving Fund’s share class combination will occur.

Response: We have added language in the Prospectus/Proxy Statement consistent with your request.
I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Sean Graber
Sean Graber